FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

New composition of the Audit Committee

Autonomous City of Buenos Aires, September 26th, 2023

Messrs.

Securities and Exchange Commission

RE: Relevant Event. New Composition of the Audit Committee.

With due consideration:

I hereby address you, in my capacity as Head of Market Relations of Banco BBVA Argentina, in order to inform that the members of the Board of Directors decided, at its meeting held today, to appoint Mrs. Ana Karina Ortiz Cuéllar as Chief Internal Audit Officer in replacement of Mr. Adolfo Rivera Guzmán as from October 1st, 2023. In this sense, the Board of Directors decided at such Meeting that to replace Mr. Adolfo Rivera Guzmán by Mrs. Ana Karina Ortiz Cuéllar for the Audit Committee CNV/BCRA, which is currently consists of:

Directors:	Adriana Fernández de Melero
Javier Pérez Cardete
Ernesto Mario San Gil

Chief Internal Audit Officer: Mrs. Ana Karina Ortiz Cuéllar.

Yours faithfully

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: September 26, 2023	By:	/s/ Carmen Morillo Arroyo

Name: Carmen Morillo Arroyo
Title: Chief Financial Officer